Exhibit 99.1

Date: News Release: Ticker Symbols:	September 22, 2026 26-33 TSXV: MOON; NASDAQ: BMM

Blue Moon Announces Initial Results from Assay Campaign of Historical Drilling at Springer, Including 7.00 m of 1.28% WO3, Receives BLM Approval to Drill on Public Land and Advances Exploration Initiatives

TORONTO, Ontario – September 22, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM), is pleased to provide new assay results from its ongoing 18,000 m relogging campaign at the Springer Tungsten Project in Pershing County, Nevada (“Springer”) as well as other updates to the exploration program. Springer is a facility with a 1,200 tpd flotation plant, oversized ammonium paratungstate (“APT”) circuit, along with ancillary facilities, utilities and a large unutilized conventional tailings dam. This program is validating extensive historical datasets, including assaying of untested mineralized core, enhancing the geological model and unlocking the broader scale potential of the mineralized system.

HIGHLIGHTS

1)    HISTORICAL CORE RE-ASSAY PROGRAM

The Company has undertaken a thorough re-examination and re-assay campaign of previously drilled core located on the property. To date, approximately 64% of the 18,000 meters of historical core has been relogged, including 18% of the historical meterage received as final assay results. Some of the best results include:

  Surface drillhole NM-13 confirmed a 7.00 m interval grading 1.28% WO₃ and 0.01% Mo from 160 m;
  Surface drillhole NM-44 confirmed a 24.25 m (13.72 m true width) interval grading 0.22% WO₃ and 0.03% Mo from 249 m, including 9.55 m (5.40 m true width) grading 0.53% WO₃ and 0.12% Mo; and
  Underground drillhole SU-27 confirmed an 8.24 m (6.34 m true width) interval grading 0.64% WO₃ and 0.01% Mo from 59 m, including 3.09 m grading 1.19% WO₃ and 0.02% Mo.

2)    STOCKPILE SAMPLING UPDATE

The Company has completed a field program to sample and assay previously defined stockpiles on the property, resulting in 499 unique samples. These samples will be used to ascertain the grade and determine viability for processing the stockpiles through the Springer mill. This sampling is being combined with a LiDAR survey completed in August to estimate the tonnage of material available.

3)    BLM APPROVAL OF EXPLORATION NOTICE

The Bureau of Land Management has approved the submitted Exploration Notice to perform selected works on public land. Five acres of disturbance is included in the notice, including drilling and drill roads in the southwest quadrant of the near mine area, access to private land in the northwest quadrant, and auger tailings sampling to the southeast of the main gate.

Theodore Veligrakis, VP Exploration, stated, ‘’The results from the historical core re-assay program are very encouraging and continue to validate the quality and scale of the mineralized system at Springer. In particular, the higher-grade intervals demonstrate the potential for meaningful grade continuity within the broader tungsten system. Combined with the ongoing geological relogging, stockpile sampling and our expanding exploration program, we are building a much stronger understanding of Springer’s overall resource potential and how we can best advance and expand it.’’

1)       HISTORICAL DRILLING ASSAY HIGHLIGHTS

The Company has access to approximately 18,000 meters of historical diamond drill core for re-logging. The archive includes SU underground drillholes and NM surface drillholes completed by General Electric in the late 1970s and early 1980s. It also includes select holes from the 2007 campaign by Golden Predator before RC drilling was introduced. To date, 11,670 meters of historical core have been re-logged as part of the Company’s ongoing validation and geological reinterpretation program. Historical sampling covered only ~5% of the available core, was limited to tungsten assays, and had no documented QA/QC procedures, despite pXRF and visual confirmation of other economic mineralization, including but not limited to copper, molybdenum, and silver.

Date: News Release: Ticker Symbols:	September 22, 2026 26-33 TSXV: MOON; NASDAQ: BMM

The current sampling program shown in Figure 1 includes quarter-core sampling of previously assayed intervals as well as substantial volumes of previously untested mineralized rock. Historical mining and tungsten pricing led to selective “high-grading” of the drill core, focused mainly on the richest portions of the scheelite-bearing units, instead of a true statistical representation of the geological host of the mineralization. The expanded assay program now includes buffers around high-grade mineralization, lower-grade material, and mineralization outside the main skarn lenses, including the Granodiorite Springer Stock, a significant secondary target not previously evaluated. The historical drillhole NM-49 reaches a true depth of 880 m below surface- twice the depth of other drilling on the property.  It was originally drilled as an investigatory hole before sinking the Sutton 3 Shaft and returned favorable grades in the granodiorite. This intrusive hosts extensive quartz veining, variable molybdenite, chalcopyrite, and tungsten mineralization, along with evidence of elevated bismuth-bearing minerals. This deep hole offers a glimpse into the potential of a larger driving system at depth, warranting further follow-up and interpretation.

Figure 1 - Map showing distribution of historical holes being re-logged and re-assayed

The following 2 tables outline the initial results of the re-assaying program and Figure 2 is a section of re-assayed results at Sutton 2.

Date: News Release: Ticker Symbols:	September 22, 2026 26-33 TSXV: MOON; NASDAQ: BMM

Sutton 1 - Significant Intervals – Surface Historical Holes
HOLE ID	From (m)	To (m)	True Width (m)	Length (m)	WO3%	Mo %
NM-13	160.63	167.64	Limited vein information	7.01	1.28	0.01
NM-33	199.40	201.70	1.33	2.30	0.10	0.02
	204.90	211.90	4.63	7.00	0.27	0.03
NM-35	38.50	40.70	Limited vein information	2.20	0.03	0.00
	184.80	188.15	2.62	3.35	0.14	0.01
NM-36	98.00	101.10	Limited vein information	3.10	0.15	0.01
NM-44	251.75	276.00	13.72	24.25	0.22	0.03
Incl.	263.25	272.80	5.40	9.55	0.53	0.12
NM-46	174.90	184.20	3.60	9.30	0.51	0.03
Incl.	179.30	183.90	1.78	4.60	0.76	0.04
NM-49	108.51	111.80	Limited vein information	3.29	0.03	0.00
	598.93	601.37	Limited vein information	2.44	0.03	0.01
	687.84	692.75	Limited vein information	4.91	0.06	0.01
Notes: 1. Cut-off grade used is 0.03% WO3.

Sutton 2 - Significant Intervals – Underground Historical Holes
HOLE ID	From (m)	To (m)	True Width (m)	Length (m)	WO3%	Mo %
SU-26	76.00	80.10	2.74	4.10	0.26	0.01
	80.65	91.20	7.07	10.55	0.33	0.01
Incl.	89.60	91.20	0.80	1.60	1.19	0.01
SU-27	59.35	67.59	6.34	8.24	0.64	0.01
Incl.	63.60	67.59	3.09	3.99	1.19	0.02
SU-30	56.80	61.10	4.02	4.30	0.14	0.00
SU-32	4.90	8.20	Limited vein information	3.30	0.14	0.00
Incl.	7.90	8.20	Limited vein information	0.30	1.26	0.02
SU-34	68.55	75.58	4.66	7.03	0.18	0.01
Incl.	69.72	72.57	1.92	2.85	0.40	0.01
SU-37	91.60	101.84	7.01	10.24	0.13	0.02
Incl.	94.66	99.96	3.64	5.30	0.21	0.02
SU-38	8.40	14.00	5.52	5.60	0.22	0.01
Notes: 1. Cut-off grade used is 0.03% WO3.

Date: News Release: Ticker Symbols:	September 22, 2026 26-33 TSXV: MOON; NASDAQ: BMM

Figure 2 - Cross section showing Sutton 2 significant underground drilling intercepts and simplified geology. Ground elevation is 1,505 m above sea level

2)       STOCKPILE SAMPLING

The grab sampling program of pre-existing stockpiles was completed on September 6, 2026 (Figure 3). The purpose of this sampling is to test for grade distribution and material characteristics for all previously mined material that remains stockpiled on surface, to assess the viability of processing this previously mined material through the Springer mill. Samples were taken at approximately ten-meter intervals around the base of defined stockpiles, containing representative lithologies of the material. In total, twenty-eight stockpiles were sampled, with 499 grab samples and 79 Quality Control samples shipped to ALS Labs in Reno, NV. Assays for this resampling program remain pending.

In August, a LiDAR survey was also completed to generate accurate volume estimates for each stockpile, providing the basis for estimating tonnage. This stockpiled material is expected to form the initial mill feed in 2027.

Date: News Release: Ticker Symbols:	September 22, 2026 26-33 TSXV: MOON; NASDAQ: BMM

Figure 3 - Identified stockpiles (28 total) with corresponding samples (499) at Springer

3)       BLM EXPLORATION NOTICE APPROVAL

Blue Moon’s application to the United States Bureau of Land Management (BLM Exploration Notice NVNV106841534) in support of exploration activities on public lands was conditionally accepted on August 26, 2026, and fully approved on September 10, 2026, following payment of the associated reclamation bond. The approval of this application grants Blue Moon permission to conduct new exploration diamond drilling on 13 pads on public lands in support of the 67,000 m drilling campaign (Figure 4). The application also provided Blue Moon approval to conduct mechanized auger sampling of existing tailings material (see Blue Moon news release, July 7, 2026).

Date: News Release: Ticker Symbols:	September 22, 2026 26-33 TSXV: MOON; NASDAQ: BMM

4 - Location of approved roads and drill pads given under BLM Notice NVNV106841534

PRICING AND ISSUANCE OF THE ELMET GROUP CO. WARRANTS TO BLUE MOON

On September 21, 2026, as required by the binding letter agreement entered into between The Elmet Group Co. (“Elmet”) and Blue Moon announced on September 14, 2026 regarding a series of strategic transactions intended to unlock the value of Blue Moon’s Springer Tungsten Complex, Elmet issued to Blue Moon warrants to purchase 1,166,970 shares of Elmet common stock at an exercise price of US$21.423 per share.

Date: News Release: Ticker Symbols:	September 22, 2026 26-33 TSXV: MOON; NASDAQ: BMM

SAMPLING AND QA/QC

The Springer Mine hosts historical drill core from multiple previous owners of the property, in core diameters of BQ, NQ, and HQ sizes.

The ongoing re-logging and sampling program has increased sampling coverage to approximately 44% of the available core. Final assay results from ALS Labs in Reno, Nevada, have been received for 18% of the historical core. Samples are being analyzed by ALS Geochemistry using analytical packages that include XRF analysis for WO₃, a 48-element multi-element suite, and selective fire assay for gold. Comprehensive QA/QC protocols have been implemented in accordance with CIM Best Practice Guidelines, with QA/QC samples representing approximately 12.5% of all assays, or a 1:8 ratio. These protocols support a robust dataset for future exploration targeting and resource evaluation.

The current sampling program includes quartering of previously assayed material and a large volume of previously untested, but mineralized rock. Due to the historical mining methods and tungsten prices, the drill core was “high-graded”, with focus only on skarn hosted scheelite rich zones. New assaying includes buffers to high grade mineralization, lower grade material, ore hosted outside the main skarn lenses including a major secondary source not considered previously – the Granodiorite Springer Stock. This intrusive hosts significant quartz veining, variable molybdenite, chalcopyrite, and tungsten mineralization and evidence of elevated bismuth bearing minerals.

QUALIFIED PERSONS

The technical and scientific information of this news release has been reviewed and approved by Mr. Lazaros Dalampiras, MAusIMM, CP(Geo), Blue Moon’s Head of Mineral Resources, and a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security, and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Date: News Release: Ticker Symbols:	September 22, 2026 26-33 TSXV: MOON; NASDAQ: BMM

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively “forward-looking information”) within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

This news release contains forward-looking information, pertaining to, among other things, the advancement by the Company of multiple projects across jurisdictions. The Company cautions that all forward-looking information is inherently subject to change and uncertainty and that actual events, results and performance may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company’s current objectives, strategies and intentions to change. These risks and uncertainties include but are not limited to: the risk that exploration activities will not result in finding economically viable mineralization; uncertainties inherent in exploration and drilling, including geological, technical, and metallurgical risks; inaccurate or incomplete geological models or interpretations; operational risks such as equipment failure, contractor performance, accidents; environmental, health and safety risks; adverse weather or seasonal access constraints; changes in laws, regulations, or government policies; community or stakeholder opposition; fluctuations in commodity prices and currency exchange rates; cost overruns; and risks related to the availability of capital and financing. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management and are subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company’s future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. The Company is under no obligation (and expressly disclaims any intention or obligation) to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.